UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-43048

NERVGEN PHARMA CORP.

(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

112-970 Burrard Street, Unit 1290
Vancouver, British Columbia, Canada V6Z 2R4

Telephone: (778) 731-1711
(Address and telephone number of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐              Form 40-F ☒

INCORPORATION BY REFERENCE

This contents of this Report on Form 6-K are incorporated by reference into the NervGen Pharma Corp. (the “Company”) Registration Statement on Form F-10 (File No. 333-296217) and the Company’s Registration Statements on Form S-8 (File Nos. 333-292927 and 333-295632), to be a part thereof from the date on which this Report on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Non-Reliance on Previously Issued Financial Statements

On September 25, 2026, the audit committee of the Board of Directors of the Company (the “Audit Committee”), based on the recommendation of, and after consultation with, the Company’s management, concluded that the Company’s previously issued audited financial statements as of and for the years ended December 31, 2025 and December 31, 2024 (the “Audited Affected Financials”) and the unaudited interim financial information included in Form 6-K for the quarterly period ended June 30, 2026 (the “Unaudited Affected Financials” and together with the Audited Affected Financials, the “Affected Financials”) should no longer be relied upon. This has been discussed with KPMG LLP (Canada) (“KPMG Canada”), the Company’s independent registered public accounting firm for the Audited Affected Financials, and with KPMG LLP (“KPMG US”), the Company’s current independent registered public accounting firm. Similarly, related press releases, shareholder communications, investor presentations or other communications describing relevant portions of the Affected Financials should no longer be relied upon.

The corrective adjustments identified by the Company are to revise non-cash valuation errors in the Company’s accounting for stock options and certain outstanding derivative warrant liabilities, reducing previously reported stock-based compensation expense and warrant liabilities, with corresponding adjustments to unrealized gains and losses on warrant derivatives.

The Company intends to restate the Audited Affected Financials in an amendment to its Form 40-F for the year ended December 31, 2025, and the Unaudited Affected Financials in an amendment to its Form 6-K related to the Company’s interim financial information for the quarterly period ended June 30, 2026 (the “Restatement”). The above changes do not have any impact on the Company’s cash position, cash flow, or liquidity. The Company is in the process of evaluating and finalizing the accounting conclusions and restatement adjustments for the Affected Financials.

The Company’s management and the Audit Committee have discussed the matters disclosed in this Form 6-K with KPMG Canada and KPMG US.

Cautionary Note Regarding Forward-Looking Statements

This Report on Form 6-K may contain “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Such forward-looking statements include, but are not limited to, statements regarding the Company’s current expectations regarding the impact of the Restatement on its previously reported cash position, cash flow and liquidity and other future events or developments that constitute forward-looking statements. The words “may”, “will”, “would”, “should”, “could”, “expect”, “plan”, “intend”, “trend”, “indication”, “anticipate”, “believe”, “estimate”, “predict”, “likely” or “potential”, or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, but not limited to, statements regarding the impact of the Restatement on certain historical financial statements and the Company’s liquidity position, and other factors discussed in the “Risk Factors” section of the Company’s most recently filed Annual Information Form, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca (which are also incorporated in the filed Form 40-F available on the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov), including the management’s discussion and analysis for the year ended December 31, 2025. Unless otherwise stated, the forward-looking statements contained in this Report on Form 6-K are made as of the date of this Report on Form 6-K, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this Report on Form 6-K are expressly qualified by this cautionary statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NERVGEN PHARMA CORP.

Date: September 25, 2026	By:	/s/ Keith Vendola
Name: Keith Vendola
Title: Chief Financial Officer